SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549                            CERTIFICATE
In the Matter of                                   OF
Cinergy Corp. et al.                               NOTIFICATION
File No.  70-8933

(Public Utility Holding Company Act of 1935)

With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended September 30, 1998 ("Third Quarter 1998"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this file:

     a.   Energy Management Services.   As previously reported, Cinergy
          Solutions has discontinued marketing its "On-Site Energy Manager" program.

     b.   Asset Management Services.    As previously reported, Cinergy
          Solutions has discontinued marketing its large and small asset management services. Cinergy Business Solutions ("CBS"), a wholly-owned nonutility subsidiary of Cinergy Solutions, was recently formed to market similar utility asset management services. (For more information on CBS, see Cinergy's quarterly reports on Form U-9C-3.) In the Third Quarter 1998, Cinergy Solutions continued marketing to municipals, cooperatives, universities, governmental institutions and similar entities various transmission and distribution engineering, procurement and construction services, including construction of transmission and distribution lines, procurement of materials, construction of substations, complete turnkey projects, and project management.

     c. Technical/Consulting Services. Cinergy Solutions formed a new, wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. This subsidiary is currently inactive.

     d. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

     e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

     f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.

     g. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

2. During the Third Quarter 1998, Cinergy Services provided accounting, executive, legal, information systems, marketing and customer relations, and engineering and construction services to Cinergy
     Solutions for a total cost of approximately $1,698,000.    During that
     same period, The Cincinnati Gas & Electric Company, PSI Energy, Inc. and The Union Light, Heat and Power Company provided engineering and construction and project management services to Cinergy Solutions totaling approximately $43,000, $21,000 and $1,000, respectively.

3. During the Third Quarter 1998, (a) Cinergy issued no guarantees of financial or performance obligations of Cinergy Solutions, and (b) Cinergy Investments made net open-account advances to Cinergy Solutions totaling $3,264,486.70 at annual interest rates ranging from 5.69% to 5.95%.

4. During the Third Quarter 1998, Cinergy Solutions did not enter into any long-term contract by which Cinergy Solutions performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Unaudited financial statements for Cinergy Solutions dated September 30, 1998 are being concurrently filed under a request for confidential treatment pursuant to rule 104 under the Act.
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                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 20, 1998

                                       CINERGY SERVICES, INC.

                                       By: /s/William L. Sheafer
                                       Vice President and Treasurer